Mail Stop 4561

January 29, 2010

Clayton J. Haynes
Chief Financial Officer and Treasurer
Acacia Research Corporation
500 Newport center Drive
Newport Beach, CA 92660

      Re: **Acacia Research Corporation**
           Form 10-K for the Fiscal Year Ended December 31, 2008
           File No. 000-26068

Dear Mr. Haynes:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                    Sincerely,

                    Patrick Gilmore
                    Accounting Branch Chief